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------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check box if no                                                                                   Expires:     December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Please Print or Type Responses)
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
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
CYPRES             GARY              M.           Hispanic Express,  Inc.  (HXPR)               Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
5480 East Ferguson Drive                          Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         February, 2001     ----        title ---       below)
                 (Street)                                                 ------------------                below)
Commerce,            CA              90022                                5. If Amendment,           Chairman of the Board, Chief
---------------------------------------------  --------------------------    Date of Original          Executive Officer, Chief
  (City)           (State)           (Zip)                                   (Month/Year)            Financial Officer, Secretary
                                                                          ------------------        --------------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                                                (Check applicable line)
                                                                                                  X   Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5. Amount of Se-    6. Owner-     7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)          curities Benefi-    ship          of In-
                                   Date        Code         (Instr. 3, 4 and 5)         cially Owned at     Form:         direct
                                               (Instr. 8)                               End of Month        Direct        Benefi-
                                  (Month/                                               (Instr. 3 and 4)    (D) or        cial
                                   Day/   ---------------------------------------                           Indirect      Owner-
                                   Year)  Code    V      Amount   (A) or    Price                           (I)           ship
                                                                  (D)                                       (Instr. 4)    (Instr. 4)
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Common Stock                      2/28/01  J(2)         5,150,000  A         (2)         5,150,000            I           (1)
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Common Stock                      2/28/01  J(2)            77,500  A         (2)            77,500            D
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Common Stock                      2/28/01  J(2)            12,500  A         (2)            12,500            I           By wife
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Common Stock                      2/28/01  J(2)            12,500  A         (2)            12,500            I          In trust
                                                                                                                       for children
                                                                                                                       by Mr. Cypres
                                                                                                                       and wife
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Note (1) - Consists of 5,150,000 shares owned by West Coast Private Equity Partners, L.P., Wells Fargo & Company and WCEP Pte.
Ltd., for which Mr. Cypres has voting power.

Note (2) - Received as a result of a pro rata distribution pursuant to the spin off of the issuer from its predecessor parent company.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (3-99)

                                                                                                                     SEC 1474 (Over)
                                                                                                                              (3/99)
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
FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of                (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       (Month/    8)          or Disposed      (Month/Day/                           Secur-
                             ative        Day/                   of (D) (Instr.   Year)                                 ity
                             Security     Year)                  3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Stock Option (right to buy)  $1.53 per 2/28/01       A          395,000        2/28/01 2/28/11    Common   395,000
                             share                              (1)            (1)                Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   395,000                 D
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Explanation of Responses:


(1) Of the 395,000 options granted, 237,000 options were vested and immediately exercisable as of 2/28/01. The remaining 158,000 options will vest in equal installments over a five-year period.


*** Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.                                                                   /s/ Gary M. Cypres                March 8, 2001
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                      -------------------------------   ---------------
                                                                                  **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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